SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 23, 2006
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-234-20390
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the quarterly report for the third financial quarter ended June 30, 2006 of Qimonda AG dated August 23, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: August 23, 2006	By:	/s/ LOH KIN WAH
Loh Kin Wah
Chief Executive Officer and Chairman of the Management Board

By:	/s/ MICHAEL MAJERUS
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board

QIMONDA AG AND SUBSIDIARIES
QUARTERLY REPORT
FOR THE THREE AND NINE MONTHS ENDED
JUNE 30, 2006

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OVERVIEW OF FINANCIAL RESULTS
Third Quarter of the 2006 Financial Year

•	Third quarter net sales were €977 million compared to €659 million in the prior year comparative period, reflecting strong increases in bit shipments.

•	Third quarter EBIT improved to €100 million, from a loss of €136 million in the prior quarter.

•	Net income in the third quarter was €54 million or €0.18 per share compared to a net loss of €140 million or €0.47 per share in the comparative prior quarter.
      Effective May 1, 2006 the legal separation of the Infineon memory products segment into a stand-alone legal company Qimonda AG and its subsidiaries occurred. Our unaudited financial statements for the three and nine month periods ended June 30, 2006 reflect the operations of our company as a separate legal entity after the carve-out, beginning on May 1, 2006, on a consolidated basis, and on a combined basis for periods prior to the carve-out.
Revenues
      Our net sales increased 48% during the three months ended June 30, 2006, from €659 million in the three months ended June 30, 2005 to €977 million in the three months ended June 30, 2006. We continued to be the world’s second largest supplier of DRAM by revenue with a market share of 16.3% during the quarter ended June 30, 2006, according to Gartner Dataquest. Net sales increased 26% for the nine months ended June 30, 2006, from €2,058 million in the nine months ended June 30, 2005 to €2,583 million in the nine months ended June 30, 2006. These increases were due to strong increases in bit shipments. While our average selling prices declined only marginally in the three months ended June 30, 2006 as compared with the three month period one year earlier, our increase in net sales was offset in part by substantially lower average selling prices during the nine months ended June 30, 2006, in which these prices declined by 29% as compared to the nine months ended June 30, 2005.
Earnings before Interest and Tax (EBIT)
      Our EBIT in the three months ended June 30, 2006 improved to earnings of €100 million from a loss of €136 million for the three month period one year earlier. With average selling prices falling only marginally, the reduction in our per-bit manufacturing costs caused by the continued yield improvements of our 110nm production facilities, the start of the ramp-up of our 90nm capacities and the increasing share of our volume manufactured on 300mm wafers led to improved operating results. Third quarter EBIT included a dilution gain of €30 million in connection with the initial public offering (“IPO”) of Inotera Memories, Inc. (“Inotera”), our venture with Nanya Technology Corporation.
      Our EBIT was a loss of €2 million in the nine months ended June 30, 2006 as compared with earnings of €74 million for the nine month period one year earlier. Although our per-bit manufacturing costs decreased across the nine month period as well for the above mentioned reasons, the 2005 period included our recognition of €118 million in revenue related to the ProMOS license agreement, which did not re-occur in the nine months ended June 30, 2006.
Net Income
      We realized net income of €54 million in the three months ended June 30, 2006 as compared with a net loss of €140 in the three months ended June 30, 2005, but had a net loss of €82 million in the nine months ended June 30, 2006 as compared with net loss of €18 million in the nine months ended June 30, 2005. The net loss for the nine month period ended June 30, 2006 reflected in large part the net loss of €136 million in the first six months of the 2006 financial year.
      Our depreciation expense has generally increased in the three and nine months ended June 30, 2006 as compared with the corresponding periods in the 2005 financial year primarily due to the placement into service of fixed assets we have acquired during recent periods, most significantly those relating to 300mm production facility in Richmond, Virginia.

Outlook for the Fourth Quarter of the 2006 Financial Year
      On May 10, 2006, Inotera completed a capital increase and follow-on offering on the Luxembourg Stock Exchange of 40 million Global Depositary Shares, representing 400 million of Inotera’s common shares. In conjunction with this capital increase, we realized a dilution gain of €42 million, which will be reflected in our results in the fourth quarter of the 2006 financial year. Our ownership interest after the capital increase stands at 36 percent.
      On August 9, 2006 we successfully completed our IPO through the issuance of 42 million ordinary shares, which are traded as American Depository Shares (ADSs) on the New York Stock Exchange under the symbol “QI”. We intend to use the offering proceeds to finance investments in our manufacturing facilities and for research and development.

Qimonda AG and Subsidiaries
Condensed Combined and Consolidated Statements of Operations (Unaudited)
For the three months ended June 30, 2005 and 2006
(in millions, except for per share data)

		June 30,	June 30,	June 30,
	Notes	2005	2006	2006

		(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	5	659	972	1,242
Related parties	16	—	5	6

Total net sales		659	977	1,248

Cost of goods sold		(671)	(762)	(974)

Gross (loss) profit		(12)	215	274

Research and development expenses		95	110	140
Selling, general and administrative expenses		46	48	61
Other operating expenses (income), net		1	(1)	(1)

Operating (loss) income		(154)	58	74

Interest expense, net		—	(6)	(8)
Equity in earnings of associated companies, net		11	11	14
Gain on associated company share issuance	11	—	30	39
Other non-operating income, net		9	3	4
Minority interests		(2)	(2)	(3)

Income (loss) before income taxes		(136)	94	120

Income tax expense	7	(4)	(40)	(51)

Net (loss) income		(140)	54	69

Earnings (loss) per share — basic and diluted	8	(0.47)	0.18	0.23

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Combined and Consolidated Statements of Operations (Unaudited)
For the nine months ended June 30, 2005 and 2006
(in millions, except for per share data)

		June 30,	June 30,	June 30,
	Notes	2005	2006	2006

		(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	5	2,056	2,561	3,273
Related parties	16	2	22	28

Total net sales		2,058	2,583	3,301

Cost of goods sold		1,558	2,158	2,758

Gross profit		500	425	543

Research and development expenses		299	325	416
Selling, general and administrative expenses		155	161	205
Restructuring charges	6	1	—	—
Other operating expenses, net		8	13	16

Operating income (loss)		37	(74)	(94)

Interest income (expense), net		2	(22)	(28)
Equity in earnings of associated companies, net		28	38	48
Gain on associated company share issuance	11	—	30	38
Other non-operating income, net		6	9	11
Minority interests		3	(5)	(6)

Income (loss) before income taxes		76	(24)	(31)

Income tax expense	7	(94)	(58)	(74)

Net loss		(18)	(82)	(105)

Loss per share — basic and diluted	8	(0.06)	(0.27)	(0.35)

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Combined and Consolidated Balance Sheets
As of September 30, 2005 and June 30, 2006

		September 30,	June 30,	June 30,
	Notes	2005	2006	2006

			(€ milions)	($ milions)
		(€ millions)	(Unaudited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents		632	438	560
Marketable securities		—	170	217
Trade accounts receivable, net	9	439	599	765
Inventories	10	484	672	859
Deferred income taxes	7	49	50	64
Other current assets		198	234	299

Total current assets		1,802	2,163	2,764

Property, plant and equipment, net		2,216	2,177	2,782
Long-term investments, net	11	544	601	768
Deferred income taxes	7	125	139	178
Other assets		174	182	232

Total assets		4,861	5,262	6,724

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt — Infineon	13	524	451	576
Trade accounts payable	12	519	608	777
Accrued liabilities		122	137	175
Deferred income taxes	7	—	16	20
Other current liabilities		200	218	279

Total current liabilities		1,365	1,430	1,827

Long-term debt	13	108	151	193
Deferred income taxes	7	9	32	41
Other liabilities		412	308	394

Total liabilities		1,894	1,921	2,455

Shareholders’ equity:
Investments by and Advances from Infineon		3,034	—	—
Ordinary share capital		—	600	767
Additional paid-in capital		—	2,773	3,543
Retained earnings		—	68	87
Accumulated other comprehensive loss	15	(67)	(100)	(128)

Total shareholders’ equity		2,967	3,341	4,269

Total liabilities and shareholders’ equity		4,861	5,262	6,724

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Combined and Consolidated Statements of Shareholders’ Equity (Unaudited)
For the nine months ended June 30, 2005 and 2006

		Issued				Investments by	Foreign	Additional
		Ordinary shares		Additional		and	currency	minimum	Unrealized
				paid-in	Retained	advances from	translation	pension	gain
	Notes	Shares	Amount	Capital	earnings	Infineon	adjustment	liability	on securities	Total

		(millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)
Balance as of October 1, 2004		—	—	—	—	2,890	(111)	—	—	2,779

Transfer of DD200 facility to Infineon		—	—	—	—	(374)	—	—	—	(374)
Net investments by and advances from Infineon		—	—	—	—	478	—	—	—	478
Net loss		—	—	—	—	(18)	—	—	—	(18)
Other comprehensive income	15	—	—	—	—	—	18	—	—	18

Balance as of June 30, 2005		—	—	—	—	2,976	(93)	—	—	2,883

Balance as of October 1, 2005		—	—	—	—	3,034	(66)	(1)	—	2,967

Transfer of development center to Infineon	4	—	—	—	—	(10)	—	—	—	(10)
Net investments by and advances from Infineon prior to May 1, 2006		—	—	—	—	493	—	—	—	493
Net loss prior to May 1, 2006		—	—	—	—	(150)	—	—	—	(150)
Contribution to capital and issuance of shares on initial formation as of May 1, 2006		300	600	2,772	—	(3,372)	—	—	—	—
Stock-based compensation	14	—	—	1	—	5	—	—	—	6
Net income since May 1, 2006		—	—	—	68	—	—	—	—	68
Other comprehensive (loss) income	15	—	—	—	—	—	(29)	(6)	2	(33)

Balance as of June 30, 2006		300	600	2,773	68	—	(95)	(7)	2	3,341

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Combined and Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended June 30, 2005 and 2006

		June 30,	June 30,	June 30,
	Notes	2005	2006	2006

		(€ millions)	(€ millions)	($ millions)
Net loss		(18)	(82)	(105)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization		397	524	669
Provision for doubtful accounts	9	3	5	6
Loss on disposal of property, plant and equipment		1	—	—
Equity in earnings of associated companies, net		(28)	(38)	(49)
Gain on associated company share issuance		—	(30)	(38)
Stock-based compensation	14	—	6	8
Minority interests		(3)	5	6
Deferred income taxes	7	64	23	29
Due to changes in operating assets and liabilities:
Trade accounts receivable	9	102	(170)	(217)
Inventories	10	(117)	(196)	(250)
Other current assets		60	(27)	(34)
Trade accounts payable	12	7	88	112
Accrued liabilities		(26)	45	58
Other current liabilities		(49)	24	31
Other assets and liabilities		16	(116)	(148)

Net cash provided by operating activities		409	61	78

Cash flows from investing activities:
Purchases of marketable securities available for sale		—	(168)	(214)
Purchases of business interests		(84)	(3)	(4)
Proceeds from disposal of business interests		22	—	—
Purchases of intangible assets		1	(6)	(8)
Purchases of property, plant and equipment		(816)	(571)	(730)
Proceeds from sales of property, plant and equipment		13	23	29

Net cash used in investing activities		(864)	(725)	(927)

Cash flows from financing activities:
Net decrease in short-term debt due Infineon	13	(23)	(54)	(69)
Net change in related party financial receivables and payables	16	97	(12)	(14)
Proceeds from issuance of long-term debt	13	500	44	56
Principal repayments of long-term debt	13	(510)	—	—
Dividend payments to minority shareholder		—	(5)	(6)
Proceeds from issuance of shares to minority shareholder		23	—	—
Investments by and advances from Infineon		376	493	629

Net cash provided by financing activities		463	466	596

Effect of foreign exchange rate changes on cash and cash equivalents		(5)	4	5
Net increase (decrease) in cash and cash equivalents		3	(194)	(248)
Cash and cash equivalents at beginning of period		577	632	808

Cash and cash equivalents at end of period		580	438	560

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Basis of Presentation
      The accompanying condensed combined and consolidated financial statements of Qimonda AG and its subsidiaries (“Qimonda” or “the Company”) as of and for the nine months ended June 30, 2005 and 2006, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, the condensed combined balance sheet as of September 30, 2005 was derived from audited financial statements and condensed for comparative purposes. In the opinion of management, the accompanying condensed combined and consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed combined and consolidated financial statements should be read in conjunction with the audited combined financial statements for the year ended September 30, 2005. The accounting policies applied in preparing the accompanying condensed combined financial statements are consistent with those for the year ended September 30, 2005 (see note 2).
      The preparation of the accompanying condensed combined and consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.
      In addition, due to the significant relationship between Infineon Technologies AG (“Infineon”) and the Company, a subsidiary of Infineon, the terms of the carve-out transactions prior to the formation on May 1, 2006 , the allocations and estimations of assets and liabilities and of expenses and other transactions between the memory products-related assets and liabilities, operations and activities (the “Memory Products business”) of Infineon and Infineon may not be the same as those that would have resulted from transactions among unrelated third parties. Management believes that the assumptions underlying the condensed combined financial statements are reasonable. However, these transactions, allocations and estimates may not be indicative of actual results that would have been obtained if the Company had operated on a stand-alone basis, nor are they indicative of future transactions or of the expenses or results of operations of the Company. In addition, the process of preparing the condensed combined financial statements does not permit the revaluation of historical transactions to attempt to introduce an arms’-length relationship where one did not exist at the time. Management believes that it is not practicable to estimate what the actual costs of the Company would have been on a stand-alone basis if it had operated as an unaffiliated entity. Rather than allocating the expenses that Infineon actually incurred on behalf of the Memory Products business, management would have had to choose from a wide range of estimates and assumptions that could have been made regarding joint overhead, joint financing, shared processes and other matters. Any of these assumptions may have led to unreliable results and would not have been more useful as an indicator of historical business development and performance than the methods employed in preparing the condensed combined financial statements.
      All amounts herein are shown in millions of euro (“€”) other than percentages, shares, per share amounts or where otherwise stated. The accompanying condensed combined and consolidated balance sheet as of June 30, 2006, the condensed combined and consolidated statements of operations for the nine months then ended, and the condensed combined and consolidated statements of cash flows for the nine months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.2779, the U.S. Federal Reserve noon buying rate on June 30, 2006.

Formation
      Effective May 1, 2006 substantially all of the Memory Products business of Infineon was contributed to the Company (the “Formation”). In conjunction with the Formation the Company entered into a

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
contribution agreement and various other service agreements with Infineon. In cases where physical contribution (ownership transfer) of assets and liabilities are not feasible or cost effective, the monetary value will be transferred in the form of cash or debt. The Company’s operations in Japan and Korea are expected to be legally transferred from Infineon during the three months ending December 31, 2006 and are to be held for Qimonda’s benefit until such transfer occurs. The Company’s investment in Inotera is held in trust by Infineon subject to the expiration of the lock-up provisions under Taiwan securities law (see note 11). The Company’s investment in AMTC is intended to be transferred by Infineon after approval by the other shareholders in the venture, although pursuant to the AMTC limited partnership agreement, such consent may not be unreasonably withheld. In connection with the Formation, the ordinary shares outstanding were increased to 300,000,000 owned by Infineon (see note 8).
      The accompanying financial statements are presented on a combined basis for periods prior to the Formation and on a consolidated basis for all periods thereafter.

Statements of Operations
      Through the Formation, the condensed combined statements of operations were prepared on a carve-out basis and reflect all revenues and expenses that are attributable to the Memory Products business. Operating expenses or revenues of the Memory Products business specifically identified as pertaining to the Memory Products business were charged or credited directly to it without allocation or apportionment. This is the case for all of the revenues appearing on the condensed combined statements of operations. Operating expenses that Infineon incurred were allocated to the Memory Products business to the extent that they were related and indirectly attributable to it.
      Allocations from Infineon during the nine months ended June 30, 2005 and the seven months ended April 30, 2006, are reflected in the combined and consolidated statements of operations as follows:

	Nine months	Seven months
	ended	ended
	June 30,	April 30,
	2005	2006

Cost of goods sold	124	111
Research and development expenses	25	17
Selling, general and administrative expenses	85	75
Restructuring charges	1	—
Other operating expenses, net	1	—
Other non operating income	(13)	—

	223	203

      Since the Formation, the Company entered into several service agreements with Infineon. As a result, after the Formation costs are no longer allocated, but rather charged on the basis of the respective agreements (see note 16).

Balance Sheets
      The allocation of Infineon’s cash and debt in conjunction with the historical capital structure of the Memory Products business in the condensed combined and consolidated financial statements is reflected through the following:

•	through the Formation, contribution of €582 in cash through business equity;

•	as of September 30, 2005 and the Formation, the reduction of inter-company financial receivables of €227 and €66, respectively, by inter-company debt.
      At the Formation, net investments by and advances from Infineon in the amount of €3,372 were contributed to the Company as equity, which is reflected as €600 ordinary share capital and €2,772 as additional paid in capital in the accompanying condensed combined and consolidated statement of shareholders’ equity.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

2.	Recent Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company adopted SFAS No. 151 with effect from October 1, 2005, which did not have a significant impact on its combined and consolidated financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payments”. SFAS No. 123 (revised 2004) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees”. The Securities and Exchange Commission issued guidance on April 14, 2005 announcing that public companies are required to adopt SFAS No. 123 (revised 2004) by their first financial year beginning after June 15, 2005.
      Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. Prior period amounts have not been restated and do not reflect the recognition of stock-based compensation. Disclosures are provided in note 14.
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. The Company is required to adopt Interpretation No. 47 prior to the end of its 2006 financial year. The Company is currently evaluating the impact that the adoption of Interpretation No. 47 will have on its combined and consolidated financial position and results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company is required to adopt SFAS No. 154 for accounting changes and error corrections that occur after September 30, 2006. The Company’s results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement is aimed at improving the financial reporting of certain hybrid financial instruments. SFAS No. 155 is effective for the Company from October 1, 2006. The Company does not currently have any hybrid financial instruments and accordingly does not expect that the implementation of SFAS No. 155 will have a material effect on its financial statements.
      In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.
      FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. Because the guidance was recently issued, we have not yet determined the impact, if any, of adopting the provisions of FIN 48 on our financial position, results of operations and liquidity.

3.	Acquisitions
      In April 2001, the Company established the Infineon Technologies Flash joint venture (then called “Ingentix”) in which the Company held a 51% ownership interest with Saifun Semiconductors Ltd. (“Saifun”). In the 2003 financial year, the Company increased its ownership interest to 70% by contributing additional capital and converting existing shareholder loans to equity. The joint venture operated through two companies, Infineon Technologies Flash GmbH & Co. KG, located in Dresden, Germany, and Infineon Technologies Flash Ltd., located in Netanya, Israel. During December 2004, Saifun and Infineon modified their cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun NROM® technologies, in exchange for $95 million (subsequently reduced to $46 million) to be paid in quarterly instalments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating to €7. The assets acquired and liabilities assumed were recorded based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed amounted to €7 and was allocated to goodwill. The Company has sole ownership and responsibility for the business and started to account for its entire financial results in the three months ended March 31, 2005.

2005

Flash

Acquisition Date	January 2005
Cash	1
Other current assets	16
Property, plant and equipment	4
Intangible assets — core technology	58
Goodwill	7
Other non-current assets	3

Total assets acquired	89

Current liabilities	(45)
Non-current liabilities (including debt)	(2)

Total liabilities assumed	(47)

Net assets acquired	42

4.	Divestitures
      Effective October 1, 2005 Infineon transferred the development facility Infineon Technologies MP Development Center France S.A.S, France located in Corbeil Essonnes, France (“IFMDF”) from the Memory Products business to the Logic business of Infineon, due to the revised scope of its future development activities. Accordingly, the Infineon Logic business took over the management responsibility for this operation from the transfer date. Through September 30, 2005 the IFMDF balance sheet and income statement is included in the Company’s historical financial statements because the business was owned and operated as part of the Memory Products business. The results of the transferred

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
facility’s operations during the nine months ended June 30, 2005 are not material. The net book value of €10 is reflected as a non-cash reduction to business equity as of October 1, 2005.

5.	Licenses
      On November 10, 2004, the Company and ProMOS Technologies inc. (“ProMOS”) reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company has no continuing future involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four instalments through April 30, 2006, against which the Company’s accrued payable for DRAM products from ProMOS of $36 million was offset. The parties agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 and was recognized as license income during the first quarter of the 2005 financial year.
      On March 18, 2005 the Company and Rambus Inc. (“Rambus”) reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in the Company’s memory products. In exchange for this worldwide license, the Company agreed to pay $50 million in quarterly instalments of $6 million between November 15, 2005 and November 15, 2007. As of March 31, 2005, the Company recorded a license and corresponding liability in the amount of €37, representing the estimated present value of the minimum future license payments. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, the Company would make additional quarterly payments which may accumulate up to a maximum of an additional $100 million. The agreement also provides the Company an option for acquiring certain other licenses. All licenses provide for the Company to be treated as a “most-favored customer” of Rambus. The Company simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. In addition to the licenses, the two companies agreed to the immediate dismissal of all pending litigation and released each other from all existing legal claims.
      In connection with the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash during January 2005, the Company was granted a license for the use of Saifun NROM® technologies (see note 3). During the three months ended March 31, 2005 the Company recorded the license of €58 and a corresponding liability in the amount of €58, representing the estimated fair value of the license and minimum future license payments, respectively. The Company retained the option to terminate the entire license, or parts thereof, at any time without penalty. During the three months ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. As a result of the partial termination, the license and related liability were reduced to €28 and €29, respectively, as of June 30, 2005.
      On June 14, 2006, Infineon and MOSAID Technologies Inc. (“MOSAID”) reached agreements settling all claims between them and licensing the MOSAID patent portfolio. MOSAID purchased fifty patents from Infineon and the Company, including patents related to a range of technologies such as DRAM memory, power management ICs, semiconductor process technology and digital radio applications. Under the terms of the settlement agreements, Infineon and the Company retain royalty-free “lives of the patents” licenses to use these patents in the manufacturing and sale of any products. In addition, MOSAID granted to Infineon and the Company a six year license to use any MOSAID patents in the manufacturing and sale of semiconductor products, as well as a “lives of the patents” license to those MOSAID patent families that had been in dispute. The Company agreed to make license payments commencing on July 1, 2006 over a six-year term.

6.	Restructuring
      During the nine months ended June 30, 2005 and 2006, charges of €1 and €0, respectively, were recognized as a result of the Company’s restructuring initiatives aimed at reducing costs. As of September 30, 2005 and June 30, 2006, restructuring liabilities were €2 and €0, respectively.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

7.	Income Taxes
      Income (loss) before income taxes and minority interest attributable to the following geographic locations for the three and nine months ended June 30, 2005 and 2006:

	Three months ended		Nine months ended
	June 30,		June 30,

	2005	2006	2005	2006

Germany	(160)	45	26	(159)
Foreign	26	51	47	140

Total	(134)	96	73	(19)

      Income tax benefit (expense) for the three and nine months ended June 30, 2005 and 2006 is as follows:

	Three months ended		Nine months ended
	June 30,		June 30,

	2005	2006	2005	2006

Current taxes:
Germany	3	(20)	(32)	(19)
Foreign	10	(2)	2	(16)

Current total	13	(22)	(30)	(35)

Deferred taxes:
Germany	(6)	(14)	(47)	(15)
Foreign	(11)	(4)	(17)	(8)

Deferred total	(17)	(18)	(64)	(23)

Income tax expense	(4)	(40)	(94)	(58)

      The Company’s income tax expense during the three and nine months ended June 30, 2005 and 2006 exceeded the statutory rate mainly due to losses in jurisdictions for which tax benefits could not be recognized and tax expense attributable to jurisdictions with income, as well as in 2005 the provision for minimum tax in Germany, and in 2006 tax charges due to the Company’s carve-out from Infineon.

8.	Earnings (Loss) Per Share
      In connection with the Formation, the ordinary shares outstanding were increased to 300,000,000 owned by Infineon (see note 1). Accordingly, all applicable references to the number of ordinary shares and per share information have been restated to reflect the authorization and issuance of 300,000,000 ordinary shares.
      The computation of basic and diluted earnings (loss) per share (“EPS”) for the three and nine months ended June 30, 2005 and 2006, is as follows:

	Three months ended June 30,		Nine months ended June 30,

	2005	2006	2005	2006

Numerator — Income (loss) available to ordinary
shareholders	(140)	54	(18)	(82)
Denominator — Weighted-average shares outstanding	300,000,000	300,000,000	300,000,000	300,000,000
Earning (loss) per share (in euro):
Basic and diluted	(0.47)	0.18	(0.06)	(0.27)
      The Company did not have any potentially dilutive instruments outstanding for the three and nine months ending June 30, 2005 and 2006 (see note 14).

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

9.	Trade Accounts Receivable, net
      Trade accounts receivable, net at September 30, 2005 and June 30, 2006 consist of the following:

	September 30,	June 30,
	2005	2006

Third party — trade	445	600
Infineon group — trade (note 16)	8	19
Associated and Related Companies — trade (note 16)	4	4
Siemens group — trade (note 16)	1	—

Trade accounts receivable, gross	458	623
Allowance for doubtful accounts	(19)	(24)

Trade accounts receivable, net	439	599

10.	Inventories
      Inventories at September 30, 2005 and June 30, 2006 consist of the following:

	September 30,	June 30,
	2005	2006

Raw materials and supplies	31	48
Work-in-process	261	450
Finished goods	192	174

Inventories	484	672

11.	Long-term Investments, net
      On March 17, 2006 Inotera successfully completed an initial public offering (“IPO”) on the Taiwanese stock exchange of 200 million ordinary shares, representing 7.97% of its outstanding share capital before IPO, for an issuance price of NT$33 per share. As a result, the Company’s ownership interest was diluted to 41.4% while its proportional share of Inotera’s equity increased by approximately €30, which gain the Company recognized as part of non-operating income during the nine months ended June 30, 2006.
      On May 10, 2006, Inotera successfully completed a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400,000,000 common shares) which are traded on the Euro MTF market and represent 14.8% of its outstanding share capital before the offering, for an issuance price of NT$33 per common share. As a result, the Company’s ownership interest was diluted to 36.0% while its proportional share of Inotera’s equity increased by €42, which gain the Company will reflect as part of non-operating income during the three months ending September 30, 2006.
      In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon holds the Inotera shares in trust for the Company until the shares can be transferred. This trust agreement provides for Infineon to transfer the shares to the Company as and when the transfer restrictions expire or the Company receives an exemption from the lock-up restriction under Taiwanese Law.
      If Infineon were to reduce its shareholding in the Company to a minority level before the earlier of the fifth anniversary of its carve-out from Infineon and the achievement of early mass production using 58nm process technology at its manufacturing site in Dresden, the joint venture agreement with Nanya, as amended, could require Qimonda to transfer these Inotera shares to Infineon. The Company agreed with Infineon that, in this event, it would transfer the Inotera shares back to the trust. The trust agreement provides for Infineon to again hold the Inotera shares in trust for Qimonda until they could be transferred back to the Company.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

12.	Trade Accounts Payable
      Trade accounts payable at September 30, 2005 and June 30, 2006 consist of the following:

	September 30,	June 30,
	2005	2006

Third party — trade	422	495
Infineon group — trade (note 16)	31	12
Associated and Related Companies — trade (note 16)	64	101
Siemens group — trade (note 16)	2	—

Total	519	608

13.	Debt
      Debt at September 30, 2005 and June 30, 2006 consists of the following:

	September 30,	June 30,
	2005	2006

Short-term debt:
Loans from Infineon, weighted average rate 5.9%, due 2007 (note 16, 21)	524	451

Total short-term debt and current maturities	524	451

Long-term debt:
Unsecured term loan payable to bank, rate 3.39%, due 2013	80	124
Notes payable to governmental entity, rate 4.01%, due 2027	28	27

Total long-term debt	108	151

14.	Stock-based Compensation

Infineon Stock Option Plans
      In periods prior to the Formation, certain of the Company’s employees were granted Infineon stock options as Infineon employees pursuant to Infineon’s stock option plans. The aggregate number of such options outstanding were 11.7 million (of which 6.5 million were exercisable) as of June 30, 2006. If such options are exercised, the employees are to be given Infineon shares in exchange for payment of the exercise price to Infineon. Accordingly, such options do not represent potential dilutive instruments to the Company.

Qimonda Employee Stock Option Plan
      During an extraordinary shareholders’ meeting held on July 14, 2006, the shareholders authorized the Supervisory Board to grant to the members of the Management Board, and the Management Board to grant to certain key executives in the group, through September 30, 2009, a total of 6,000,000 non-transferable option rights to receive ordinary shares issued by the Company. The shareholders’ meeting resolved on the following key features of such stock option plan:
      The option rights may be allocated as follows: the first group, consisting of the members of the Management Board, may receive a total of up to 1,200,000 option rights. The second group, consisting of the members of the executive boards of the subsidiaries in Germany and abroad, may receive a total of up to 1,000,000 option rights. The third group, consisting of further key executives who will be nominated based on their performance to receive up to a specific number of options based on their job classification, may receive a total of up to 3,800,000 option rights. The Company expects that, in total, about 6% of the work force will be eligible to participate in the plan. During any fiscal year, not more than 40% of the total option rights allocable to the respective group may be issued to the members of such group. No option rights may be issued to executives of any of the group companies that are listed

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
on a stock exchange and their subsidiaries, if and for as long as such companies maintain their own stock option plans.
      Option rights may be granted within 45 days upon the publication of the results for the preceding fiscal year or within 45 days upon publication of the results for the first or second quarter of a fiscal year, but, in each case, no later than two weeks prior to the end of the respective quarter.
      The option rights may be exercised within six years after their grant, but not before the expiration of a vesting period that will be at least three years. The exercise of each option right is subject to the condition that the exchange price of the ADSs on the New York Stock Exchange will, during the exercise period of the respective option right, exceed the index “Philadelphia Semiconductor Sector (SOX)” on at least three consecutive days. In order to determine whether such exceeding has taken place, the SOX and the strike price of the respective option right will be set at 100 at the day on which the option right is granted.
      For as long as the Companys’ shares are not listed on any organized market with the European Union or the European Economic Area, the strike price will be the average of the opening prices of the ADSs on the New York Stock Exchange on the five trading days prior to the day of the grant (or a fraction thereof, if an ADS does not represent exactly one of the ordinary shares). Otherwise, the strike price will be the average of the opening prices of the shares on the respective organized market on the five trading days prior to the day of the grant.
      The holders of option rights will benefit from certain anti-dilution protection provisions, particularly in the case of certain capital measures performed by the Company.
      Upon exercise of an option right, the holder will generally receive new ordinary shares to be issued by the company. The Management Board (with approval by the Supervisory Board) will, however, instead be allowed to deliver existing shares or pay a cash compensation to be calculated on the basis of the difference between the strike price and the exchange price of the ADSs or shares on the exercise date.
      The Management Board and, to the extent options to be granted to the Management Board are concerned, the Supervisory Board are entitled to determine further details of the option plan, including, in particular, the inclusion of the new shares granted upon exercise of the option rights into the ADS program.
      As of June 30, 2006 no options have been granted under this plan. No options were granted as part of the Companys’ initial public offering.

Fair value disclosures of Infineon Stock Option Plans
      Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method, and accounts for stock option grants to its employees under the Infineon stock option plans according to the fair value method of SFAS No. 123 (revised 2004) from that date.
      The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), the Company relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), Infineon uses a combination of implied volatilities from traded options on Infineon’s stock and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted is estimated based on historical experience. Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not made any dividend payments in the nine months ended June 30, 2006 nor does it have plans to pay dividends in the foreseeable future. As of June 30, 2006 neither Infineon nor the Company granted stock options to Qimonda employees.
      The following weighted-average assumptions were used in the Black-Scholes option-pricing model:

	Nine months ended
	June 30,

	2005	2006

Weighted-average assumptions:
Risk-free interest rate	3.03%	3.08%
Expected volatility	59%	43%
Dividend yield	0%	0%
Expected life in years	4.50	5.07
Weighted-average fair value per option at grant date in euro	€4.06	€3.19

Stock-Based Compensation Expense
      Total stock-based compensation cost during the nine months ended June 30, 2006 was €6. Cost of goods sold, SG&A (selling, general and administrative expenses), and research and development expenses included stock-based compensation of €2, €3 and €1, respectively, for the nine months ended June 30, 2006. Total stock-based compensation cost during the three months ended June 30, 2006 was €1 which is reflected in SG&A. The amount of stock-based compensation cost which was capitalized and remained in inventory for the nine months ended June 30, 2006 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes. During the three months ended June 30, 2006, there was a total of €5 in unrecognized compensation cost related to unvested stock options which is expected to be recognized over a weighted-average period of 1.81 years.
      Prior to the 2006 financial year, the Company applied the provisions of APB No. 25, as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of SFAS No. 123”.
      If the Company had accounted for stock-based compensation according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income would have been reduced to the pro forma amounts indicated below, pursuant to the provision of SFAS No. 148:

		Nine
	Three months	months
	ended	ended
	June 30,	June 30,

	2005	2005

Net loss:
As reported	(140)	(18)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2)	(7)

Pro forma	(142)	(25)

      As noted above, options on Infineon stock do not represent potential dilutive instruments for the Company and accordingly, they have no impact on diluted earnings (loss) per share (see note 8).

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

15.	Other Comprehensive Loss
      The changes in the components of other comprehensive loss for the nine months ended June 30, 2005 and 2006 are as follows:

	Nine months ended June 30,

	2005	2006

Accumulated other comprehensive loss — beginning of period	(111)	(67)
Foreign currency translation adjustment	18	(29)
Additional minimum pension liability	—	(6)
Unrealized gain on securities	—	2

Accumulated other comprehensive loss — end of period	(93)	(100)

16.	Related Parties
      The Company has transactions in the normal course of business with Infineon group companies, Siemens group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up. Contributions by Infineon in connection with the Formation and allocations by Infineon prior to that date are explained in note 1.
      On April 3, 2006, Siemens disposed of its remaining shareholding in Infineon. Transactions between Qimonda and Siemens subsequent to this date are no longer reflected as Related Party transactions.
      Related Party receivables at September 30, 2005 and June 30, 2006 consist of the following:

	September 30,	June 30,
	2005	2006

Current:
Infineon group — trade (note 9)	8	19
Associated and related companies — trade (note 9)	4	4
Siemens group — trade (note 9)	1	—
Associated and related companies — financial and other	1	—
Employee receivables	3	2

Total Related party receivables	17	25

      Related Party payables at September 30, 2005 and June 30, 2006 consist of the following:

	September 30,	June 30,
	2005	2006

Infineon group — trade (note 12)	31	12
Associated and related companies — trade (note 12)	64	101
Siemens group — trade (note 12, 21)	2	—
Infineon group — financial and other	6	41

Total Related party payables	103	154

      Related Party debt at September 30, 2005 and June 30, 2006 consist of the following:

	September 30,	June 30,
	2005	2006

Short-term debt:
Loans from Infineon (note 13)	524	451

Related party debt	524	451

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Transactions with Related Parties for the three and nine months ended June 30, 2005 and 2006 are as follows:

	Three months ended		Nine months ended
	June 30,		June 30,

	2005	2006	2005	2006

Sales to Related Parties:
Siemens group companies	—	—	2	17
Infineon group companies	—	2	—	2
Associated and related companies	—	3	—	3

	—	5	2	22

Purchases from Related Parties:
Siemens group companies	3	—	11	4
Infineon group companies	140	431	274	567
Associated and related companies	52	92	161	290

	195	523	446	861

Interest income
Infineon group companies	5	1	13	8
Interest (expense)
Infineon group companies	(3)	(7)	(5)	(25)

Interest income (expense), net	2	(6)	8	(17)

      Since the Formation the Company entered into several service agreements with Infineon. These include general support services (including sales support, logistics services, purchasing services, human resources services, facility management services, patent support, finance, accounting and treasury support, legal services and strategy services), R&D services and IT services. Transactions under these agreements during the two months ended June 30, 2006 are reflected in the consolidated statements of operations as follows:

Two months ended
June 30, 2006

Cost of goods sold	51
Research and development expenses	2
Selling, general and administrative expenses	4

57

Dresden 200mm Fab
      In April 2006, Infineon and the Company entered into an agreement for the production of wafers in the Dresden 200mm fab. Pursuant to the agreement, Infineon has agreed to manufacture certain specified semiconductor memory products at the Dresden 200mm fab, using the Company’s manufacturing technologies and masks, and to sell them to the Company at prices specified in the agreement. The Company is required under this agreement to pay for idle costs resulting from its purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. The Company is obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for the Company under this agreement. In addition, the Company has to indemnify Infineon against any intellectual property infringement claims related to the products covered by the agreement. The agreement terminates on September 30, 2007 unless extended by a written mutual agreement between Infineon and the Company.
      The Company expects to enter into negotiations with Infineon on the possibility that the Company would, effective October 1, 2007, acquire one of the two modules of the 200mm manufacturing facility at Dresden. These negotiations would address the terms and timing of any such acquisition. If the parties do not reach agreement on this acquisition, Infineon and the Company have already agreed in principle that they will share any potential restructuring costs arising in connection with this module equally. Restructuring costs may include severance payments, costs relating to lower levels of production in

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
module 1 and higher production costs in module 2. If ownership of the module is in fact transferred to the Company, the Company expects that this will result in an increase in its operating expenses.

17.	Pension Plans
      Information with respect to the Company’s pension plans for the nine months ended June 30, 2005 and 2006, respectively, is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.
      The components of net periodic pension cost for the nine months ended June 30, 2005 and 2006, respectively are as follows:

	Nine months ended		Nine months ended
	June 30, 2005		June 30, 2006

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(2)	(1)	(4)	(1)
Interest cost	(1)	—	(2)	—
Expected return on plan assets	1	—	1	—

Net periodic pension cost	(2)	(1)	(5)	(1)

18.	Financial Instruments
      Prior to the Formation the financial instruments of the Company refer to those financial instruments that have been specifically identified with the Memory Products business. After the Formation, the Company enters into derivative transactions for its own account.
      The objective of these transactions is to reduce the impact of exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.
      The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2005 and June 30, 2006 are as follows:

	September 30, 2005		June 30, 2006

	Notional		Notional
	amount	Fair value	amount	Fair value

Forward contracts sold:
U.S. dollar	42	2	105	(1)
Japanese yen	34	—	800	—
Singapore dollar	—	—	1	—

Forward contracts purchased:
U.S. dollar	122	1	20	—
Japanese yen	—	—	800	—
Singapore dollar	—	—	4	—
Malaysian Ringgit	11	—	15	—
Other currencies	16	—	—	—

Fair value, net		3		(1)

      At September 30, 2005 and June 30, 2006, all derivative financial instruments are recorded at fair value. Total gains (losses) from foreign currency derivatives and foreign currency transactions, net were €8 and €(1) during the nine months ended June 30, 2005 and 2006, respectively.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

19.	Commitments and Contingencies

Contribution from Infineon
      These contingencies described below were assigned to the Company pursuant to the contribution agreement entered into between Infineon and the Company in connection with the Formation.
      Under the contribution agreement, the Company is required to indemnify Infineon, in whole or in part as specified below, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, incompleted transactions, continuing obligations, risks, encumbrances and other liabilities Infineon incurs in connection with the matters described below.
      The contribution agreement is based on the principle that all potential liabilities and risks in connection with legal matters existing as of the carve-out date are generally to be borne by the business unit which caused the risk or liability or where the risk or liability arose. Except to the limited extent described below for the securities class action litigation and the Tessera suits, the Company has agreed to indemnify Infineon for all liabilities arising in connection with all legal matters specifically described below, including court costs and legal fees. Infineon will not settle or otherwise agree to any of these liabilities without the Company’s prior consent. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and the Company, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon transferred to the Company. Legal fees incurred before the carve-out date in connection with the defense of this lawsuit will be fully borne by the Company, whereas those incurred on or after the carve-out date will be equally shared. Infineon has agreed not to settle this lawsuit without the Company’s prior consent. Any expenses incurred in connection with the assertion of claims against the provider of directors’ and officers’ (D & O) insurance covering Infineon’s two current or former officers named as defendants in the suit will also be equally shared. The D & O insurance provider has so far refused coverage.
      The Company has agreed to indemnify Infineon for 60 percent of any license fee payments to which Infineon may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the Formation.
      The Company agreed fully to indemnify Infineon for all liabilities arising in connection with Tessera’s antitrust and competition claims. With respect to Tessera’s patent infringements claims, the Company agreed to indemnify Infineon only to the extent the liabilities relate to products attributable to the Memory Products segment. The Company will also indemnify Infineon for 80% of the court costs and legal fees relating to Tessera’s claims. Infineon has agreed not to settle this lawsuit with respect to products attributable to the Memory Products segment without the Company’s prior consent (see note 21).
      In accordance with the general principle that all potential risks or liabilities are to be borne by the entity which caused the risk or liability or where the risk or liability arose, the indemnification provisions of the contribution agreement include the following specific allocation keys with respect to claims or lawsuits arising after the Formation:

•	liabilities arising in connection with intellectual property infringement claims relating to memory products were fully allocated to the Company.

•	liabilities arising in connection with actual or alleged antitrust violations with respect to DRAM products were fully allocated to the Company.

Litigation
      In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count related to the pricing of DRAM between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual installments through 2009. On October 25, 2004, the plea agreement was accepted by the U.S. District Court for the Northern

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
District of California. Therefore, the matter has been fully resolved as between Infineon and the DOJ, subject to Infineon’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The charges by the DOJ related to DRAM-product sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. Infineon has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM from Infineon.
      Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against Infineon, its principal U.S. subsidiary and other DRAM suppliers.
      Sixteen cases were filed between June 2002 and September 2002 in the following U.S. federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the United States of America during a specified time period, which was originally alleged to have commenced on or after October 1, 2001 (“Direct U.S. Purchaser Class”). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.
      In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi-District Litigation (“MDL”). In October 2003 and June 2005, the plaintiffs filed amended complaints, which together allege that the unlawful conduct commenced on approximately April 1, 1999 and continued through at least June 30, 2002.
      In September 2005, Infineon and its affiliate entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California and to an opportunity for individual class members to opt out of the settlement) and has secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ. The court has scheduled the trial to begin on February 26, 2007. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. The Company recorded a corresponding charge to other operating expense during the year ended September 30, 2005. In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. The Company would also be responsible for this payment. The additional amount payable is calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect this amount to have a material adverse effect on its financial condition or results of operations. The settlement was provisionally approved on May 10, 2006, and the final hearing for approval of the settlement is scheduled for September 6, 2006. The hearing on plaintiffs’ motion for class certification of the Direct U.S. Purchaser Class took place on May 17, 2006. On June 5, 2006, the Court issued an order certifying a direct purchaser class.
      On April 28, 2006, Unisys Corporation filed a complaint against Infineon and its U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. filed a complaint against Infineon and its U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both of these complaints were filed in the Northern District of California, and have been made part of the MDL described above. The time period for putative class members to opt out of the Direct U.S. Purchaser Class settlement had not yet passed, so the Company does not yet know whether these two plaintiffs will be included in the Direct U.S. Purchaser Class settlement.
      Sixty-four additional cases were filed between August 2, 2002 and October 12, 2005 in numerous federal and state courts throughout the United States of America. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania in May 2005) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States of America during specified time periods commencing in or after 1999. The Eastern

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
District of Pennsylvania case purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States of America from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend on March 1, 2006. Plaintiffs in that case have filed a notice of appeal, but no briefs have yet been filed and no hearing date has yet been scheduled for the appeal. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct. The California state cases were ordered transferred for coordinated and consolidated pre-trial proceedings to the San Francisco County Superior Court.
      Subsequently, twenty-three of the state (outside California) and federal court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred cases. Two additional transferred cases were subsequently remanded back to their relevant state courts. Nineteen of the twenty-three transferred cases are currently pending in the MDL. Further, the plaintiffs in the indirect purchaser cases originated outside California which have not been transferred to the MDL have agreed to stay proceedings in those cases pending resolution of the MDL-proceedings. Infineon is defending against all of these actions vigorously.
      In November 2005, Infineon and its principal U.S. subsidiary entered into an agreement with the attorney general of the State of California tolling until June 15, 2006 any applicable time periods within which California and numerous other state attorneys general must file claims arising from their investigation of alleged antitrust violations in the DRAM industry. This tolling agreement was subsequently extended to July 15, 2006. Infineon’s principal U.S. subsidiary has also received Civil Investigative Demands and Subpoenas from the attorneys general of the States of Washington, New York, New Jersey, Minnesota and Florida requesting documents and other information relating to their investigations, and Infineon’s principal U.S. subsidiary has provided documents and information in response to those requests.
      In April 2003, Infineon received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Infineon has reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although Infineon cannot more accurately estimate the amount of such actual fine. Infineon is fully cooperating with the Commission in its investigation.
      In May 2004, the Canadian Competition Bureau advised Infineon’s U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act. No compulsory process (such as subpoenas) has been commenced. Infineon is cooperating with the Competition Bureau in its inquiry.
      Between October 2004 and February 2005, four putative class proceedings were filed in the Canadian provinces of Ontario, Quebec and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident, respectively, in Canada (in the case commenced in the province Ontario), the province of Quebec and British Columbia who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, punitive damages, investigation costs, interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. Infineon intends to defend itself vigorously against these proceedings.
      Between September 30, 2004 and November 4, 2004, seven securities class action complaints were filed against Infineon and three of its current or former officers (of which one officer was subsequently dropped as a defendant) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
Infineon’s publicly-traded securities, who purchased them during the period from March 13, 2000 to July 19, 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s U.S. affiliate and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. Infineon, its affiliate and the current and former Infineon officers filed motions to dismiss the consolidated amended complaint. On May 22, 2006 the court partially denied and partially granted the motions to dismiss. On June 21, 2006, the court agreed to permit the Company to move for reconsideration of the May 22, 2006 order. Infineon believes these claims are without merit and is vigorously defending itself in this action. Because this action is in its initial stages, Infineon is unable to provide an estimate of the likelihood of an unfavorable outcome to Infineon or of the amount or range of potential loss arising from the action. If the outcome of this action is unfavorable or if Infineon incurs substantial legal fees in defending this action, it may have a material adverse effect on the Company’s financial condition and results of operations. Infineon’s directors’ and officers’ insurance carrier has denied coverage in the class action and Infineon filed suit against the carrier in December 2005.
      In March 2005, Tessera Inc. (“Tessera”) filed a lawsuit against the Company and one additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that some of the Company’s products were infringing five Tessera patents. On April 13, 2005, Tessera amended its complaint to allege that the Company and its co-defendant violated U.S. antitrust law, Texas unfair competition law, and Texas business tort law by conspiring to harm the sale of Rambus DRAM (“RDRAM”) chips, thereby injuring Tessera’s ability to license chip packaging technology for RDRAM chips. The antitrust trial is scheduled to begin on August 14, 2006, with the patent trial to follow thereafter (see note 21).
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of June 30, 2006, The Company had accrued liabilities in the amount of €135 related to the DOJ and European anti-trust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the other matters described above. As of June 30, 2006, no further amounts had been accrued in respect of the other proceedings described above, including the securities class action. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations and financial position.
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations and financial position.
      The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the year of settlement.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Other Contingencies
      Infineon subsidiaries that were transferred to the Company as part of the Formation have received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of June 30, 2006, a maximum of €412 of these subsidies could be refundable.
      The Company has guarantees outstanding to external parties of €143 as of June 30, 2006, that expire through 2013. Guarantees are mainly issued by Infineon for the payment of import duties, rentals of buildings, contingent obligations related to government grants received and the consolidated debt of subsidiaries. Such guarantees which relate to Qimonda AG were transferred to the Company as part of the Formation. The Company also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to its business but that cannot be transferred to it for legal, technical or practical reasons.

20.	Operating Segment and Geographic Information
      The following is a summary of operations by geographic area for the nine months ended June 30, 2005 and 2006:

	Nine months ended June 30,

	2005	2006

Net sales:
Germany	164	223
Other Europe	252	301
North America	767	1,078
Asia/ Pacific	803	837
Japan	71	114
Other	1	30

	2,058	2,583

      The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the combined and consolidated Company’s business and to evaluate and report performance as part of the Infineon Group. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company in a manner similar to that which management uses to assess and direct the business. EBIT is not a substitute for net income, however, because the exclusion of interest and tax expense is not appropriate when reviewing the overall profitability of the Company.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      EBIT is determined as follows from the condensed combined and consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	Three months ended		Nine months ended
	June 30,		June 30,

	2005	2006	2005	2006

Net loss	(140)	54	(18)	(82)
Adjust: Income tax expense	4	40	94	58
Interest (income) expense, net	—	6	(2)	22

EBIT	(136)	100	74	(2)

21. Subsequent Events
      On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On July 14, 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of consumers, businesses and governmental entities in each of those states who purchased products containing DRAM beginning in 1998. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. Infineon has not yet been served with either of these complaints, but intends to defend itself against both of these actions vigorously.
      On July 14, 2006, the Company’s shareholders resolved to amend the Company’s Articles of Association to authorize the Management Board to increase the share capital with the Supervisory Board’s consent. The Management Board may use this authorization until July 13, 2011 to increase the share capital by up to €30 million through the issuance, in one or more tranches, of new ordinary registered shares with no par value against cash contributions for the purpose of issuing shares to the Company’s and the subsidiaries’ employees. Thereby, shareholders’ preemptive rights are excluded.
      During the Company’s extraordinary shareholders’ meeting on July 14, 2006, its shareholders passed the following resolutions with regard to conditional capital:

•	First, the Company’s share capital is conditionally increased by up to €12 million through the issuance of up to 6 million ordinary registered shares with no par value in connection with the employee stock option and share purchase plans described in note 14.

•	Second, the Company’s share capital is conditionally increased by up to €240.1 million through the issuance of up to 120.05 million ordinary registered shares with no par value. This conditional capital may only be used in connection with an issuance of a convertible bond, which the shareholders authorized by resolution of July 14, 2006.
      On August 1, 2006, the Company and Infineon entered into settlement agreements with Tessera Inc. in respect of all of Tessera’s patent infringement and antitrust claim and all counterclaims and other claims Infineon and the Company raised against Tessera. As part of the settlement, Infineon and the Company have entered into license agreements with Tessera, effective July 1, 2006, that provide the companies world-wide, nonexclusive, non-transferable and non-sublicensable license to use a portfolio of Tessera patents relating to packaging for integrated circuits in Infineon’s and the Company’s produc-

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
tion. The license agreements will be effective until May 2012, when they will automatically expire unless the companies notify Tessera by November 2011 that they elect to extend the agreements for an additional five years until May 2017. Upon expiration of the extended term, if any, the companies’ licenses to use the patents covered by the licenses will become fully paid-up and perpetual. Under the license agreement, the Company will pay Tessera a $40 million license fee in August 2006 and additional royalty payments over a six year period based on the volume of components it sells that are subject to the license. In the event the Company elects to extend the agreement past its initial term, it will continue to pay royalties at 50% of the rates agreed to for the initial term of the license agreement. Pursuant to the contribution agreement Qimonda entered into with Infineon, Qimonda is only required to indemnify Infineon with respect to 80% of the court costs and legal fees, Infineon faces in respect of the Tessera suits.
      On July 18, 2006, under the Company’s Master Loan Agreement with Infineon, the Company extended its loans due to Infineon with an aggregate principal amount outstanding of $565 million at that date, with maturities in July and August 2007. In this agreement, the Company has agreed not to draw further amounts under the agreement, and to repay all outstanding amounts by no later than two years, including any extensions, after the successful completion of an initial public offering by the Company.
      On August 9, 2006 the Company completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares, which are traded as American Depository Shares (ADSs) under the symbol “QI”. The Company intends to use the offering proceeds to finance investments in its manufacturing facilities and for research and development. In addition, Infineon sold 6.3 million shares upon exercise of the underwriters’ over-allotment option, which reduced its shareholding in the Company to 85.9%.
      Concurrently with its initial public offering on August 9, 2006, the Company entered into a multicurrency revolving loan facility in an aggregate principal amount of €250 million. The facility matures three years from the date of the Company’s initial public offering, and may be extended for one additional year at the option of the lenders at the end of the facility’s first year of operation. The Company entered into this facility primarily as a source of backup liquidity. Loans made under the facility, which may be used for working capital requirements and/or general corporate purposes, may have various maturities, ranging from one to twelve months, or longer as agreed by the parties. The facility contains several covenants, agreements and financial ratios customary for such transactions including the following: Negative pledge; Limitation on indebtedness; Restriction on asset dispositions; Limitations on mergers and reorganizations; Required maintenance of minimum liquidity levels and financial ratios; and Limitation on dividend payments. Funds drawn under the facility shall not be used to repay indebtedness to Infineon and the agreement contains restrictions on the Company’s ability to repay indebtedness to Infineon other than from capital market issuances, unless the Company’s liquidity exceeds certain levels. The facility is subject to a provision permitting lenders to terminate their advances if a person or group of persons, acting in concert, other than Infineon, gains either 35% of the Company’s voting power or other indices of control or share ownership exceeding 35% of the Company’s issued share capital.

SUPPLEMENTARY INFORMATION (UNAUDITED)
Gross and Net Cash Position
      Qimonda defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since after its formation, Qimonda holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of its overall liquidity. The gross and net cash positions are determined as follows from the condensed consolidated balance sheets:

	September 30,	June 30,
	2005	2006

Cash and cash equivalents	632	438
Marketable securities	—	170

Gross Cash Position	632	608

Less: Short-term debt — Infineon	524	451
Long-term debt	108	151

Net Cash Position	—	6

Free Cash Flow
      Qimonda defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Free cash flow is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, “free cash flow” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. We believe the most comparable U.S. GAAP measure is net cash provided by operating activities. Since we operate in a capital-intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from our consolidated statements of cash flows:

	Nine months ended
	June 30,

	2005	2006

Net cash provided by operating activities	409	61
Net cash used in investing activities	(864)	(725)
There of: Purchases of marketable securities available for sale	—	168

Free cash flow	(455)	(496)

Employees
      As of June 30, 2006, Qimonda had approximately 11,650 employees worldwide, including 1,700 engaged in research and development.
Financial Calendar

Financial Period	Period end date	Results press release

Financial year	September 30, 2006	November 15, 2006 (preliminary)

Publication date: August 23, 2006
Contact information
Qimonda Technologies AG
Investor Relations
Gustav-Heinemann-Ring 212
81739 Munich, Germany

Phone: +49 89 234-20390
E-Mail: mailto:investor.relations@qimonda.com
      Visit http://www.qimonda.com/ for an electronic version of this report and other information.

Risk Factors
      As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations. Financial risks include our need to have access to sufficient capital and governmental subsidies, as well as declines in our share price which may result in impairment charges. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.
      These and other material risks that we face are described in detail in the “Risk Factors” section of our initial public offering prospectus on Form F-1, which we have filed with the U.S. Securities and Exchange Commission. A copy of our Form F-1 is available at the Investor Relations section of our website http://www.Qimonda.com/, as well as on the SEC’s website, http://www.sec.gov.
      We encourage you to read the detailed description of the risks that we face in our Form F-1. The occurrence of one or more of the events described in the Risk Factors section of the Form F-1 could have a material adverse effect on our company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements
      This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.
      These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Qimonda’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and any further corporate reorganization measures in that regard. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.
      These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading ”Risk Factors” in the Qimonda initial public offering prospectus on Form F-1.